                                                                                               EXHIBIT 12

                                                    CENTRAL POWER AND LIGHT COMPANY
                                    Computation of Consolidated Ratios of Earnings to Fixed Charges
                                                   (in thousands except ratio data)


                                                                                                  Twelve
                                                                                                  Months
                                                             Year Ended December 31,              Ended
                                                -----------------------------------------------
                                                  1997      1998      1999      2000     2001     9/30/02
                                                  ----      ----      ----      ----     ----     -------
Earnings:
  Income Before Extraordinary Item             $128,423  $161,511  $187,718  $189,567  $184,787   $164,899
  Plus Federal Income Taxes                      39,329   126,738    83,508    80,797   174,073    120,613
  Plus State Income Taxes                          -         -         -        3,532    14,849      4,254
  Plus Provision for Deferred Income Taxes       34,458    (8,328)   19,938    16,263   (72,568)   (36,682)
  Plus Deferred Investment Tax Credits           (4,819)   (3,858)   (5,207)   (5,207)   (5,207)    (5,207)
  Plus Fixed Charges                            133,227   124,807   118,911   130,982   123,211    118,796
                                               --------  --------  --------  --------  --------   --------
    Total Earnings                             $330,618  $400,870  $404,868  $415,934  $419,145   $366,673
                                               ========  ========  ========  ========  ========   ========

Fixed Charges:
  Interest on Long-term Debt                   $105,081  $ 93,301  $ 87,413  $ 96,212  $ 86,980   $ 95,666*
  Interest on Short-term Debt                    20,613    19,506    19,498    22,830    25,023     12,293*
  Distributions on Trust Preferred Securities     7,533    12,000    12,000    11,940    11,208     10,837
                                               --------  --------  --------  --------  --------   --------
     Fixed Charges                             $133,227  $124,807  $118,911  $130,982  $123,211   $118,796
                                               ========  ========  ========  ========  ========   ========

Ratio of Earnings to Fixed Charges                 2.48      3.21      3.40      3.17      3.40       3.08
                                                   ====      ====      ====      ====      ====       ====

* Certain  amounts have been  reclassified  between  interest on short-term  and
long-term   debt   compared   to  periods   prior  to  January  1,  2002.   This
reclassification had no affect on the ratio.